                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                            --------------------

                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
    (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                              (Amendment No. 1)
                                     and
                                 Amendment**
                                     to
                                SCHEDULE 13D

                       FORUM RETIREMENT PARTNERS, L.P.
                          (Name of Subject Company)

                              FORUM GROUP, INC.
                                  (Bidder)

Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                  349 851 105
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                            --------------------
                              Dennis L. Lehman
              Senior Vice President and Chief Financial Officer
                              Forum Group, Inc.
                           11320 Random Hills Road
                          Fairfax, Virginia  22030
                               (703) 277-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 Copies to:

                          Robert A. Profusek, Esq.
                         Jones, Day, Reavis & Pogue
                            599 Lexington Avenue
                          New York, New York  10022
                               (212) 326-3800



                          Calculation of Filing Fee
================================================================================
     Transaction valuation                     Amount of Filing Fee
--------------------------------------------------------------------------------
        $16,576,603.31*                             $3,315.32
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 5,857,457 preferred depositary units representing preferred limited partners' interests in Forum Retirement Partners, L.P., at $2.83 net in cash per unit. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

    Amount Previously Paid:   $2,928.73        Filing Parties: Forum Group, Inc.
    Form or Registration No.: Schedule 14D-1                   Forum A/H, Inc.
                                               Date Filed:     October 2, 1995
---------------
** This Schedule constitutes Amendment No. 8 to the Schedule 13D originally filed by Forum Group, Inc. on August 24, 1993.

=====================
CUSIP No. 349 851 105               14D-1
=====================


================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum Group, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                          [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

     Indiana
--------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,427,791
--------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
--------------------------------------------------------------------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     61.7%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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
=====================
CUSIP No. 349 851 105               14D-1
=====================


================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum A/H, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                          [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,427,791
--------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
--------------------------------------------------------------------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     61.7%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 supplements and amends the Schedule 14D-1 Tender Offer Statement and amendment to Schedule 13D (the "Schedule 14D-1") relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., a Delaware limited partnership, at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), the Supplement dated October 16, 1995 (the "Supplement") to the Offer to Purchase and the related Letter of Transmittal. A copy of the Supplement is filed as Exhibit (a)(9) hereto.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          Item 3 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

          (a)-(b) The information set forth in "Additional Information Concerning the Background of the Offer -- Interests of Certain Persons in the Offer" in the Supplement is incorporated herein by reference. Pursuant to General Instruction B to Schedule 14D-1, the information set forth in Item 3 in the Partnership's Schedule 14D-9 Solicitation/Recommendation Statement, a copy of which is filed as Exhibit (g)(2) hereto, is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 4 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

          (a) The information set forth in "Increase in the Offer Price" in the Supplement is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 of the Schedule 14D-1 is hereby supplemented and amended by adding the following exhibits:

          99.(a) (9)  Supplement dated October 16, 1995 to the Offer to Purchase dated October 2, 1995

          99.(a)(10)  Text of Press Release issued by the Purchaser on
                      October 16, 1995

          99.(g) (2)  Schedule 14D-9 Solicitation/Recommendation Statement
                      dated October 16, 1995





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
                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1995

                                        FORUM GROUP, INC.


                                        By           Troy B. Lewis
                                          -----------------------------------
                                           Troy B. Lewis,
                                           Attorney-in-Fact*

                                           *Pursuant to a Power of Attorney
                                            previously filed with the
                                            Securities and Exchange Commission

                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1995

                                        FORUM GROUP, INC.


                                        By           Troy B. Lewis
                                          -----------------------------------
                                           Troy B. Lewis,
                                           Attorney-in-Fact*

                                           *Pursuant to a Power of Attorney
                                            previously filed with the
                                            Securities and Exchange Commission

                               INDEX TO EXHIBITS



  EXHIBITS
 ----------
  99.(a) (9)     Supplement dated October 16, 1995 to the Offer to Purchase dated October 2, 1995

  99.(a) (10)    Text of Press Release issued by the Purchaser on October 16,
                 1995

  99.(g) (2)     Schedule 14D-9 Solicitation/Recommendation Statement dated
                 October 16, 1995





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